51 South Duke Street

Lancaster, PA 17602

(717) 291-1031

www.stevenslee.com

Direct Dial: (610) 478-2242

Email: wesley.kelso@stevenslee.com

Direct Fax: (610) 236-4176

August 30, 2021

Jessica Livingston

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amalgamated Specialty Group Holdings, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed on July 29, 2021

File No. 024-11534

Dear Ms. Livingston:

On behalf of Amalgamated Specialty Group Holdings, Inc. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated August 9, 2021, related to Amendment No. 1 to the above-referenced Offering Statement (the “Offering Statement”), which was filed on July 29, 2021 (“Amendment No.1”). In response to the comments in the Staff’s letter, the Company has revised the Offering Statement, and the Company is filing via EDGAR Amendment No. 2 to the Offering Statement (“Amendment No. 2”) together with this response letter.

The Company has reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment. Page references in the Company’s responses are to the offering circular included in the Offering Statement (the “Offering Circular”).

Allentown ● Bergen County ● Bala Cynwyd ● Cleveland ● Fort Lauderdale ● Harrisburg ● Lancaster ● New York

Philadelphia ● Princeton ● Reading ● Rochester ● Scranton ● Valley Forge ● Wilkes-Barre ● Wilmington

A PROFESSIONAL CORPORATION

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 30, 2021

Amendment No. 1 to Offering Statement on Form 1-A

Unaudited Pro Forma Balance Sheet, page 33.

1.

We note your response to prior comment 9 and the revision to the unaudited pro forma footnote (2) to explain your $20.1 million adjustments on page 37. Given the continued significance of this adjustment and disparity in disclosure, please revise to provide clarity pursuant to Article 11-02(a)(8) of Regulation S-X for the following:

•

Please revise page 37 to disclose why the $20.1 million of net cash proceeds at the offering midpoint differs from the $18.3 million proceed(s) at the offering midpoint disclosed on the cover and elsewhere in the filing.

•

As your disclosure on page 30 of use of proceeds discloses that only the remainder of the retained net proceeds will be invested on a short-term basis, please disclose a quantified estimate of that remainder in footnote (2), also disclosing the uses of the other net proceeds, such as the $2.6 million ESOP loan and the $2.4 million subscription rights.

Response: The Company has revised the unaudited Pro Forma Balance Sheet on page 37 of the Offering Circular and revised the amount of net cash proceeds that the Company expects to receive after the offering, at the midpoint of the offering, and the acquisition of ARM. The Company has also revised footnote (2) to the unaudited Pro Forma Balance Sheet to disclose the quantified estimate of the gross proceeds from the offering, the uses of such proceeds, and the amount of net cash proceeds the Company expects to receive. The Company has also revised footnote (2) to the unaudited Pro Forma Balance Sheet to disclose the quantified estimate of the gross proceeds from the offering and the uses of such proceeds.

2.

We note your response to prior comment 10 and the revised pro forma footnote (7) on page 38. Please revise your disclosure of ARM’s net tangible assets to also present the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed pursuant to ASC 805-20-50-1(c).

Response: The Company has revised pro forma footnote (7) on page 38 of the Offering Circular to present the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed pursuant to ASC 805-20-50-1(c).

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 30, 2021

The Appraisal, page 101

3.	We note the revised disclosure in response to comment 15. Please further revise to specifically describe the downward adjustments made and reasons for each.

Response: The Company has revised the disclosure on page 106 of the Offering Circular to specifically describe the downward adjustments to the appraised value of ACIC made by Boenning and the reasons for each downward adjustment to the appraised value. As noted in the disclosure on page 107 of the Offering Circular, numerical factors were not assigned to individual adjustments, but a total downward adjustment of 40% was determined by Boenning to be appropriate. It is Boenning’s position that individual discounts and premiums are not necessarily additive and may, to some extent, offset or overlay each other. On the whole, Boenning utilized its professional judgment to conclude that the Company’s pro forma valuation should be discounted to the Guideline Group and that 40% at the midpoint based on the price-to-book valuation metric is reasonable and appropriate for determining the Appraised Value relative to the Guideline Group’s trading ratios and the discounts applied in prior subscription rights conversions reviewed by Boenning.

Index to Financial Statements General, page F-1

4.

We note your response to prior comment 17 that your obligations are conditioned upon completion of the conversion and the offerings. While ACIC is responsible for conversion and offering expenses, please revise to disclose in sufficient detail your contingent obligations after those completions.

Response: As described on page 31 of the Offering Circular under the caption “Use of Proceeds,” the Company will acquire all of the outstanding capital stock of American Risk Management, Inc. (“ARM”) upon the completion of the conversion and the offerings. ARM currently has outstanding indebtedness of $1.4 million. After the acquisition of ARM by the Company, ARM will be a separate, wholly owned subsidiary of the Company. ACIC will have no obligation or liability with respect to such loan.

ACIC is responsible for the costs and expenses of the conversion and the offerings and has been paying such costs and expenses as they are incurred. Except for (a) the placement agent’s commissions and the redemption of unexercised subscription rights of ACIC eligible policyholders, both of which will be paid out of the proceeds of the offerings upon the closing of the offerings, and (b) the issuance of the shares of Series A Preferred Stock to the shareholders of MCW in connection with the acquisition of ARM, neither the Company nor ACIC has any obligations that are contingent upon the closing of the offerings or the conversion.

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 30, 2021

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (610) 478-2242.

Sincerely,

/s/ STEVENS & LEE

Wesley R. Kelso

WRK:rjg

cc:	Ms. Jessica Livingston (w/enc.)

Mr. Patrick J. Bracewell

Mr. Daniel McFadden

Mr. Jeffrey P. Waldron

Mr. Tim Nowak

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